

December 22, 2014

Via E-mail
Dror Levy
Chief Financial Officer
DSP Group, Inc.
161 S. San Antonio Road Suite 10
Los Altos, CA 94022

      Re: **DSP Group, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed March 18, 2014
            File No. 001-35256

Dear Mr. Levy:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Brian Cascio

                                    Brian Cascio
                                    Accounting Branch Chief